UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A

BUENOS AIRES, December 1, 2023

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies 25 de Mayo 175

City of Buenos Aires Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material news -Dividend payment notice

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) so as to inform that today, the Board of Directors of the Company, within the delegation made at the Meeting dated September 15, 2023, decided to partially reverse the Optional Reserve to pay dividends and to distribute dividends equivalent to $ 32.431222 per share, which shall be paid as follows:

1)	91.68% of Dividends shall be paid in securities valued at closing of operations on November 30, 2023.

2)

7.00% of Dividends shall be paid in Pesos and shall be destined to the payment of Income Tax Withholding on the dividend, except for those cases in which it does not correspond. Moreover, the Dividends shall be paid in Pesos for those shareholders whose interest in the Company is not sufficient to receive the dividend portion in kind or in case it shall be necessary to complete the amount of the fractions produced and/or round-ups due to fraction liquidation.

3)	1.32% of Dividends shall be paid as per the corresponding holdings, in USD. Valued at the seller exchange rate of Banco de la Nación Argentina at closing on November 30, 2023.

It is hereby put on record that shareholdings recorded as of December 11, 2023 shall be the only ones taken into account to dividend payment (“Cut-off Date”).

Dividend Payment Date is December 18, 2023.

Yours,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 5, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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